Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS THIRD QUARTER 2020 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Singapore, 9 November 2020 – ASLAN Pharmaceuticals (Nasdaq:ASLN), a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the third quarter ended September 30, 2020 and provided an update on its clinical activities.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “The third quarter saw great progress being made on multiple fronts for ASLAN. We resumed our multiple ascending dose (MAD) study of ASLAN004 following the lifting of COVID-19 restrictions and quickly completed recruitment of the second cohort, which we believe is an indicator of the scale of the unmet need we aim to address in atopic dermatitis. Recruitment of the third cohort is underway from sites in the US, Australia and Singapore, and we expect to announce new, unblinded data in early 2021. The move of our primary listing to the US is now complete and aligned with our plans to initiate a global Phase 2b study in atopic dermatitis in 2021 and new clinical studies of ASLAN003 in autoimmune disease.”

Third quarter 2020 and recent business highlights

Clinical development ASLAN004

•	Investigational New Drug application submitted to the US Food and Drug Administration became effective and Clinical Trial Notification cleared by the Therapeutics Goods Administration in Australia.
•	Seven new clinical sites opened in the US and Australia designed to support recruitment of patients into the ongoing MAD study.
•

Initiated recruitment of patients into third dose cohort in October at sites in the US, Australia and Singapore following successful safety review of second cohort that resumed recruitment in August. ASLAN004 was found to be well tolerated at 400mg and the Data Monitoring Committee (DMC) recommend that the MAD study continue as planned.

ASLAN003

•

Announced plans to develop ASLAN003, ASLAN’s next generation inhibitor of dihydroorotate dehydrogenase (DHODH), in autoimmune conditions, such as multiple sclerosis, following review of the data generated on ASLAN003 and discussions with experts in the field. ASLAN believes that ASLAN003 has a potential best in class profile as a potent oral DHODH inhibitor targeting autoimmune indications.

•

Appointed renowned neurologist Professor Gavin Giovannoni, Chair of Neurology, Blizard Institute, Barts and The London School of Medicine and Dentistry, as a scientific advisor to the Company. ASLAN will work with Professor Giovannoni on the clinical development plan of ASLAN003.

•

Based on previous observations of anti-viral activity against Dengue and Zika viruses, ASLAN recently determined that ASLAN003 has nanomolar potency against SARS-CoV-2 in Vero E6 cells (EC50 = 1.4 nM) and is assessing the potential of ASLAN003 as a treatment for COVID-19 and other viral infections.

Corporate updates

•

Appointed Dr Kenneth Kobayashi as Chief Medical Officer. Dr Kobayashi most recently worked at Dermira, where he was responsible for the development of lebrikizumab, and previously held roles at Novartis and LEO Pharma. Dr Kobayashi brings more than 25 years of experience in drug development, clinical practice and regulatory affairs as a Dermatology expert.

•

Movement of primary listing to the Nasdaq Global Market and delisting from the Taipei Exchange completed in August. ASLAN has retained its listing of American Depositary Shares (ADS) on Nasdaq in the United States.

Anticipated upcoming milestones

•	Interim, unblinded data on ASLAN004 from the 3 dose cohorts (up to 24 patients) and initiation of the expansion cohort (an additional 18 patients) expected in early 2021.
•	Completion of MAD clinical study of ASLAN004 in moderate-to-severe atopic dermatitis (AD) patients expected in 1H 2021.
•	Initiation of Phase 2b study of ASLAN004 for AD expected in 2021.

Third quarter 2020 financial highlights

•	Cash used in operations for the third quarter of 2020 was US$2.6 million compared to US$7.0 million in the same period in 2019.
•

Research and development expenses were US$2.2 million in the third quarter of 2020 compared to US$4.1 million in the third quarter of 2019. The decrease was driven by the completion of clinical studies related to varlitinib.

•	General and administrative expenses were US$1.3 million in the third quarter of 2020 compared to US$1.1 million in the third quarter of 2019.
•	Net loss for the third quarter of 2020 was US$3.5 million compared to a net loss of US$5.2 million for the third quarter of 2019.
•

Cash, cash equivalents and short-term investments totaled US$12.1 million as of September 30, 2020 (this includes US$0.9 million of cash received in connection with the ADS scheme that will be paid to our depository agent in 4Q 2020) compared to US$22.2 million as of 31 December 2019. Weighted average ADS outstanding for the third quarter of 2020 was 38.0 million (or equivalent) compared to 32.0 million (or equivalent) for the third quarter of 2019. One ADS is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited CONSOLIDATED BALANCE SHEET1 (in US dollars)

	December 31, 2019 (audited)	September 30, 2020 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,203,031	$12,060,285
Prepayments	68,923	341,979
Total current assets	22,271,954	12,402,264
NON-CURRENT ASSETS
Financial assets at fair value through profit or loss	68,256	59,002
Financial assets at fair value through other comprehensive income	132,160	57,829
Property, plant and equipment	38,333	19,942
Right-of-use assets	727,866	528,751
Intangible assets	2,845	402
Refundable deposits	108,076	108,542
Total non-current assets	1,077,536	774,468
TOTAL ASSETS	$23,349,490	$13,176,732
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$1,871,843	$2,248,833
Other payables	3,246,842	2,575,322
Lease liabilities – current	264,543	207,212
Other current liabilities		918,150
Total current liabilities	5,383,228	5,949,517
NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	262,350	262,350
Long-term borrowings	17,065,305	17,499,074
Long-term borrowing from related parties	566,176	603,704
Lease liabilities - non-current	490,835	351,935
Other non-current liabilities	184,870	253,596
Total non-current liabilities	18,569,536	18,970,659
Total liabilities	23,952,764	24,920,176
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	61,366,844	61,366,844
Capital surplus	116,495,710	116,495,710
Accumulated deficits	(179,484,825)	(189,966,716)
Other reserves	(55,084)	(129,415)
Total equity attributable to stockholders of the Company	(1,677,355)	(12,233,577)
NON-CONTROLLING INTERESTS	1,074,081	490,133
Total equity	(603,274)	(11,743,444)
TOTAL LIABILITIES AND EQUITY	$23,349,490	$13,176,732

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)1
(in US dollars, unaudited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2019	2020	2019	2020
NET REVENUE	$-	$-	$3,000,000	$-
COST OF REVENUE	-	-	(425,000)	-
GROSS PROFIT	-	-	2,575,000	-
OPERATING EXPENSES
General and administrative expenses	$(1,111,697)	$(1,347,487)	(5,253,502)	$(4,135,910)
Research and development expenses	(4,145,827)	(2,185,322)	(13,883,992)	(6,432,497)
Total operating expenses	(5,257,524)	(3,532,809)	(19,137,494)	(10,568,407)
LOSS FROM OPERATIONS	(5,257,524)	(3,532,809)	(16,562,494)	(10,568,407)
NON-OPERATING INCOME AND EXPENSES
Interest income	206	222	144,417	438
Other gains and losses	199,054	(199,005)	(38,290)	192,430
Finance costs	(206,596)	(243,516)	(608,502)	(921,153)
Total non-operating income and expenses	(7,336)	(442,299)	(502,375)	(728,285)
LOSS BEFORE INCOME TAX	(5,264,860)	(3,975,108)	(17,064,869)	(11,065,839)
INCOME TAX EXPENSE	79,710	230,853	(395,290)	230,853
NET LOSS FOR THE PERIOD	(5,185,150)	(3,744,255)	(17,460,159)	(11,065,839)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss: Unrealized loss on investments in equity instruments
at fair value through other comprehensive income	(9,046)	-	(9,046)	(74,331)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(5,194,196)	$(3,744,255)	$(17,469,205)	$(11,140,170)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	(5,194,196)	(3,476,002)	(17,460,159)	(10,481,891)
Non-controlling interests	-	(268,253)	-	(583,948)
	(5,194,196)	(3,744,255)	(17,460,159)	(11,065,839)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	(5,194,196)	(3,476,002)	(17,469,205)	(10,556,222)
Non-controlling interests	-	(268,253)	-	(583,948)
	(7,930,967)	(4,127,077)	(12,275,009)	(11,140,170)
LOSS PER SHARE
Basic and diluted	$(0.03)	$(0.02)	$(0.11)	$(0.06)
Weighed-avg. shares outstanding (in thousands)	160,249	189,955	160,249	189,955

1 Financial statements in US dollars are prepared by the company and are unaudited as of September 30, 2020.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021

Email: ASLAN@spurwingcomms.com

Robert Uhl Westwicke Partners Tel: +1 858 356 5932

Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first-in-class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and ASLAN003, which it plans to develop for autoimmune disease. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialise ASLAN004 and ASLAN003; the safety and efficacy of ASLAN004 and ASLAN003; the Company’s plans and expected timing with respect to clinical trials and clinical trial results for ASLAN004 and ASLAN003; the potential for ASLAN004 to deliver a best-in-disease treatment for people with atopic dermatitis; the potential for ASLAN003 to have a best in class profile as a potent oral DHODH inhibitor targeting autoimmune indications; the potential for ASLAN003 to be a treatment for COVID-19 and other viral infections; and the scale of the unmet need in atopic dermatitis. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans.  Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 16, 2020.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.